EXHIBIT 99.1

Colliers to Settle Long-Term Incentive Arrangement and Initiate Orderly Elimination of Dual Class Voting Structure

Jay S. Hennick agrees to continue as Chairman, Chief Executive Officer and Largest Voting Shareholder

Largest independent shareholder, holding 14.7% of the outstanding Subordinate Voting Shares, confirms support of Transaction

TORONTO, March 01, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) announced that it has entered into an agreement with Jay S. Hennick, the Company’s Chairman & Chief Executive Officer and largest voting shareholder, pursuant to which disinterested holders of Colliers’ Subordinate Voting Shares will be given an opportunity to approve a transaction (the “Transaction”) to settle the Management Services Agreement (the “MSA”), including the long-term incentive arrangement (the “LTIA”), originally entered into on February 1, 2004, between the Company, Mr. Hennick and Jayset Management CIG Inc. (“HennickCo”), a corporation controlled by Mr. Hennick. In addition, the Transaction will establish an orderly timeline for the elimination of Colliers’ dual class voting structure by no later than September 1, 2028.

The LTIA included in the MSA with Mr. Hennick was established seventeen years ago to replace all stock options and other compensation entitlements to which he would otherwise be entitled, a plan consistent with similar arrangements in place at the time designed to incentivize entrepreneurial founders/CEOs to create long-term value for shareholders. The arrangement achieved the intended result, with the market capitalization of Colliers increasing by over US$3.8 billion since 2004, representing an annualized compounded return to shareholders of approximately 18% to the end of 2020 (and a resulting increase in the potential value of the LTIA to US$394 million as of December 31, 2020).

Over the past several years, the Board of Directors of Colliers regularly considered the financial and other implications of continuing with the MSA, including the LTIA, as the Company continued to grow. In late 2020, the members of the Board of Directors indicated to Mr. Hennick that they wished to evaluate the potential termination of the LTIA and thereby limit the future growth in value of this arrangement and to allow the Company to complete certain types of transactions, including additional equity offerings without being impacted by the LTIA. Mr. Hennick suggested he was prepared to receive a proposal from Colliers in this regard provided it was fair and in the best interests of all concerned.

As a result, the Board of Directors established a special committee comprised of the following independent directors: Peter F. Cohen (Chair), John (Jack) P. Curtin, Jr., Frederick Sutherland, Katherine Lee and Benjamin Stein (the “Special Committee”) to, among other things, evaluate, make proposals, negotiate and consider the desirability and feasibility of, and report to the Board of Directors on, a potential transaction involving the MSA and the LTIA, including as to whether a potential transaction was in the best interests of the Company. Over the course of January and February 2021 the Special Committee and its advisors proceeded to engage in negotiations with Mr. Hennick and his advisors culminating in the Transaction. Following a rigorous independent review process, including receipt of advice from independent legal and compensation advisors, the Special Committee unanimously recommended the Transaction to the Board of Directors, who unanimously (with Mr. Hennick recusing himself) approved it.

As part of the Transaction:

  Colliers will acquire all of the shares of HennickCo, the recipient of all fees and other entitlements under the MSA, for a purchase price determined with reference to the LTIA formula provided in the MSA, and thereafter terminate the existing MSA;
  Colliers and Mr. Hennick will enter into a new five-year management services agreement, with mutual one-year renewal options thereafter (the "New MSA") pursuant to which Mr. Hennick will continue to provide services to Colliers as, at his option, the Chief Executive Officer and/or Executive Chairman. The New MSA will be substantially similar to the current MSA, except that there will be no entitlement to a LTIA, stock options or other equity-linked compensation;
  Mr. Hennick and Henset Capital Inc. (a corporation controlled by Mr. Hennick) will enter into a new trust agreement relating to the Multiple Voting Shares (which are entitled to 20 votes each) controlled by them, providing that such Multiple Voting Shares will convert into Subordinate Voting Shares (which are entitled to one vote each) on a one-for-one basis and for no additional consideration or premium upon the earliest to occur of:
    The date that the sum of the number of Multiple Voting Shares and Subordinate Voting Shares beneficially owned by Henset Capital Inc. and Mr. Hennick, together with their associates and affiliates, is less than 4,000,000 (subject to adjustment and including ownership of securities convertible into Subordinate Voting Shares);
    24 months after the date the New MSA is terminated as a result of Mr. Hennick’s death, disability, voluntary resignation or the occurrence of certain other specific events contained in the New MSA; and
    September 1, 2028;
  Colliers will: (a) pay US$95.0 million in cash in satisfaction of 20% of the purchase price; and (b) issue a total of 3,572,858 Subordinate Voting Shares in satisfaction of 80% of the purchase price. The total purchase price was determined by applying the formula provided in the existing MSA for the LTIA using a price of US$106.40 per share (which is the volume weighted average price of the Subordinate Voting Shares on the TSX for the period from February 11, 2021 through to and including February 25, 2021, converted into US dollars).

The Transaction is subject to the approval of a majority of the disinterested holders of Subordinate Voting Shares at an Annual and Special Meeting of Shareholders to be held on April 14, 2021 at 11:00 a.m. (the “Meeting”). It is also subject to customary closing conditions, including lender approval and receipt of all other third party and regulatory consents and approvals, including from the Toronto Stock Exchange and NASDAQ.

The Board of Directors (with Mr. Hennick recusing himself) unanimously agreed the Transaction is in the best interests of Colliers and the holders of Subordinate Voting Shares and recommends that shareholders vote to approve it at the upcoming Meeting. All members of the Board of Directors have advised Colliers that they will vote for the Transaction at the Meeting.

In addition, Benjamin Stein, a director and member of the Special Committee as well as co-founder of Spruce House Investment Management LLC (“Spruce House”), the Company’s largest holder of Subordinate Voting Shares, has advised Colliers that it intends to support the Transaction and vote all of its shares in favor at the Meeting. Spruce House owns or controls approximately 14.7% of outstanding Subordinate Voting Shares and is considered a disinterested holder of Subordinate Voting Shares for purposes of the Transaction.

Immediately following the completion of the Transaction, Mr. Hennick is expected to have control and direction over: (a) 5,005,369 Subordinate Voting Shares, representing 11.8% of the then expected outstanding Subordinate Voting Shares; and (b) 1,325,694 Multiple Voting Shares, representing 100% of the outstanding Multiple Voting Shares. Mr. Hennick’s combined voting control of Colliers is expected to represent approximately 45.7% of the total votes associated with Colliers’ Subordinate Voting Shares and Multiple Voting Shares on a combined basis. Colliers expects to have 42,510,725 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares outstanding immediately following completion of the Transaction.

“This transaction represents an appropriate way for Colliers to remove the on-going implications of the LTIA while ensuring Mr. Hennick’s singular influence on Colliers’ unique enterprising culture, growth mindset and vision for the future remains in place for many years to come,” said Mr. Cohen, Vice Chair, Lead Director and Chair of the Special Committee. “We believe that this transaction delivers significant value to shareholders and frees the Company up to complete future financings or other stated transactions without being impacted by the continuing provisions of the LTIA. In effect Mr. Hennick is exchanging a non-dilutable equity instrument in the form of the LTIA for Subordinate Voting Shares and cash. We also appreciate that he has agreed, as part of the transaction, to an orderly elimination of the dual class voting shares to allow Colliers to become a single class voting share company. The LTIA has more than done its job creating in excess of US$3.8 billion in shareholder value since it was established.”

“Since acquiring Colliers back in 2004, I have had the privilege of leading its growth and evolution into one of the world’s most respected diversified professional services and investment management companies with a proven track record of creating shareholder value,” said Mr. Hennick. “I believe the proposed transaction is timely and beneficial to all parties and look forward to continuing to serve as Colliers’ Chairman, Chief Executive Officer and major shareholder for the foreseeable future as we continue to take our business from strength to strength.”

The cash payment under the Transaction is expected to be funded from cash on hand and the Company’s revolving credit facility. After giving effect to the Transaction, Colliers’ financial leverage is expected to increase by 0.3x net debt to pro forma adjusted EBITDA.

In support of its recommendation in favour of approving the Transaction, the Special Committee received a written opinion from its independent compensation consultant, Hugessen Consulting, that the Transaction is desirable from a compensation perspective. The Special Committee also received independent legal advice from Miller Thomson LLP.

The Special Committee and the Board of Directors, advised by an independent compensation consultant and counsel, identified, among others, the following material benefits expected to be achieved on completion of the Transaction:

  The Transaction fixes and eliminates the LTIA under the existing management services agreement. Under the terms of the Transaction, Mr. Hennick has agreed to accept 80% of the total consideration in Subordinate Voting Shares, thereby increasing his equity stake in the Company and ensuring his continuing commitment to Colliers. Following completion of the Transaction Mr. Hennick will own approximately 14.4% of the outstanding shares of Colliers.
  The Transaction will result in a clear timeline for the orderly elimination of Colliers’ dual class voting structure, without payment of any premium.
  Mr. Hennick will continue to lead Colliers as its Chief Executive Officer and/or Executive Chairman under the New MSA for a term of at least five years, with mutual one-year renewal options thereafter. Mr. Hennick will not participate in any LTIA, stock options or other equity-linked compensation plans.
  The Transaction allows Colliers to use the Subordinate Voting Shares for purposes of raising additional capital in the future without further dilution under the LTIA, or to complete certain acquisitions, mergers, spin-outs, or other significant transactions without creating a triggering event under the LTIA.

The required information for Colliers shareholders to consider in relation to their vote on the resolution to approve the Transaction will be contained in the management information circular to be mailed to shareholders in respect of the Meeting. This management information circular will also be available at that time on SEDAR (www.sedar.com) and on the Company’s website at www.colliers.com. A copy of the definitive transaction agreement will also be filed on SEDAR and accessible at www.sedar.com.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 67 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

To obtain a copy of Mr. Hennick’s early warning report in connection with the Transaction, please contact: Sean Vanderpol, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, Telephone: (416) 814-7980.

Forward-looking Statements
This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the potential benefits expected to be achieved on the completion of the Transaction, the expected continued leadership of Colliers by Mr. Hennick, the expected voting at the Meeting to approve the Transaction by Colliers directors and Spruce House Investment Management LLC and future filings to be made under securities laws. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy shareholder, regulatory, third party and stock exchange approvals and conditions to consummate the Transaction, the market value and trading price of the Subordinate Voting Shares of Colliers and other risks related to Colliers’ business, including those identified in Colliers’ annual information form for the year ended December 31, 2020 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

Peter F. Cohen
Lead Director

Christian Mayer
Chief Financial Officer

(416) 960-9500